SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

October 29, 2004

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

16483 Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

Announcement of LM Ericsson Telephone company, dated October 29, 2004, regarding “Conversion of B-shares to A-shares in Ericsson.”

Press Release October 29, 2004

Conversion of B-shares to A-shares in Ericsson

In the second conversion round 291,141,778 B-shares in Ericsson have been converted to the same number of A-shares.

Shareholders in Ericsson have in the second conversion round tendered 291,141,778 B-shares for conversion to the same number of A-shares. As a result of the second conversion round, the total number of shares in Ericsson is now 1,212,880,252 A-shares and 14,919,378,426 B-shares. A total of 556,661,612 B-shares have so far been converted to A-shares, which means that 84.83 percent of the total number of conversion rights have been exercised. The A-shares are now representing 44.8 percent of the voting rights and the B-shares 55.2 percent of the voting rights.

Only those shareholders in Ericsson that hold conversion rights, either due to their holding of A-shares or due to purchase of conversion rights, are entitled to exercise conversion rights for conversion of B-shares to A-shares. The closing date for applications for conversion is December 10, 2004. The application shall be made on a separate application form. After the expiry of the application period the conversion rights will become void and therefore have no value.

Ericsson is shaping the future of Mobile and Broadband Internet communications through its continuous technology leadership. Providing innovative solutions in more than 140 countries, Ericsson is helping to create the most powerful communication companies in the world.

FOR FURTHER INFORMATION, PLEASE CONTACT

Peter Olofsson

Ericsson Group Function Communications

Telephone: +46 8-719 18 80, +46 8-719 69 92

E-mail: press.relations@ericsson.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist Senior Vice President and General councel

By:	/s/ HENRY STÉNSON
Henry Sténson Senior Vice President Corporate Communications

Date: October 29, 2004